China Yuchai’s 2013 Engine Sales Expected to Exceed
500,000 units

Singapore, Singapore – December 27, 2013 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that engine sales by its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) is expected to exceed 500,000 units in 2013 compared with 431,350 units in 2012.

GYMCL’s total unit sales in 2013 is anticipated to exceed the average growth in the engine industry in China.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-duty and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2012, GYMCL sold 431,350 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com

dixon.chen@grayling.com